Exhibit (a)(5)(i)
SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

X

PAUL SCHWARTZ, Individually and On	:
Behalf of All others Similarly Situated,	:	Index No. 09600926
:
Plaintiff,	:
	:	CLASS ACTION COMPLAINT
v,	:
:
HEARST-ARGYLE TELEVISION, INC.;	:
FRANK A. BENNACK, JR.; DAVID J. BARRETT;	:
JOHN G. CONOMIKES; KEN J. ELKINS;	:
GEORGE R. HEARST, JR.; WILLIAM R. HEARST III;	:
BOB MARBUT; GILBERT C. MAURER; DAVID PULVER;	:
CAROLINE L. WILLIAMS; HEARST CORPORATION;	:
HEARST HOLDINGS, INC., and	:
HEARST BROADCASTING, INC.,	:
:
Defendants.	:
X

     Plaintiff, Paul Schwartz, by his attorneys, alleges as follows upon personal knowledge with respect to plaintiff and plaintiff’s actions and upon information and belief as to all other allegations:
NATURE OF THE ACTION
     1. This is a shareholder class action brought by plaintiff on behalf of the holders of the Series A Common Stock of Hearst-Argyle Television, Inc. (“Hearst-Argyle” or the “Company”) to enjoin a self-dealing going-private plan (the “Going Private Plan”) by which defendant Hearst Corporation (“Hearst”), the majority and controlling shareholder of Hearst-Argyle, seeks to cash out the public shareholders of Hearst-Argyle for $4.00 per share through a coercive tender offer (the “Tender Offer”) and a squeeze-out, short form Merger (the “Merger”) valued at $375 million.

JURISDICTION AND VENUE
     2. This Court has jurisdiction over each defendant named herein. Hearst-Argyle maintains its principal executive offices in New York County, and all other defendants are officers and/or directors of Hearst-Argyle with sufficient minimum contacts with New York so as to render the exercise of jurisdiction by the courts of this State permissible under traditional notions of fair play and substantial justice.
     3. Venue is proper in the Court because one or more of the defendants either resides in or maintains its principal executive offices in New York County, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein occurred in New York County, and defendants have received substantial compensation in New York County for doing business here and engaging in numerous activities that had an effect in this County.
THE PARTIES
     4. Plaintiff Paul Schwartz is a holder of Hearst-Argyle Series A Common Stock.
     5. Defendant Hearst-Argyle, is a corporation organized and existing under the laws of the State of Delaware, with its headquarters located at 300 West 57th Street, New York, NY 10019. Hearst-Argyle owns 26 television stations, and manages an additional three television and two radio stations, in geographically diverse U.S. markets. The Company’s television stations reach approximately 18% of U.S. TV households, making it one of the largest U.S. television station groups. The Company owns 12 ABC affiliated stations, and manages an additional ABC station owned by Hearst Corporation. Hearst-Argyle also owns 10 NBC affiliates, and is the second-largest NBC affiliate owner, and owns two CBS affiliates. Hearst-Argyle’s stations have been recognized news leaders and have received numerous Walter Cronkite Awards, for excellence in television political journalism. Hearst-Argyle stations also are the recipients of many of television’s other highest awards for excellence in journalism, programming and community service, including the Peabody, the duPont-Columbia University Journalism Award, the Sigma Delta Chi Award, the Gabriel, the Ad Council Silver Bell, the National Headliner Award, the Edward R. Murrow Award and the Emmy. Hearst-Argyle is majority owned by defendant Hearst. Hearst-Argyle Series A Common Stock trades on the new York Stock Exchange (“NYSE”) under the symbol “HTV.”
     6. Defendant Frank A. Bennack, Jr. (“Bennack”) has been a director of Hearst-Argyle since August 1997 and Chairman since September 23, 2008. In 2008, Bennack began his second term as Hearst Corporation’s Chief Executive Officer (“CEO”). Bennack previously served as President and Chief CEO of Hearst from January 1979 through May 2002. Since June 1, 2002, Bennack has served as Vice Chairman of Hearst’s Board of Directors and Chairman of Hearst’s Executive Committee. He is also a Trustee of the Trust established under the Will of William Randolph Hearst and a Director of both the William Randolph Hearst Foundation and The Hearst Foundation.
     7. Defendant David J. Barrett (“Barrett”) has been a director of Hearst- Argyle since August 1997. Barrett has also served as Hearst-Argyle’s President since June 1999 and its CEO since January 2001. Prior to his appointment as President and Co-CEO, he served as the Company’s Executive Vice President and Chief Operating Officer beginning on August 29, 1997. Prior to this time, he served as a Vice President of Hearst and Deputy General Manager of Hearst’s broadcast group since January 1991. Barrett, who started as an executive at Hearst in 1984, is also a director of Hearst.
     8. Defendant John G. Conomikes (“Conomikes”) has been a director of Hearst-Argyle since August 1997. From June 1999 to November 2002, Conomikes served as Senior Vice President of Hearst. Conomikes also served as the Company’s President and Co-CEO from August 1997 to June 1999. Prior to this time, he served as a Vice President of Hearst and the General Manager of Hearst’s broadcast group since March 1983. From January 1981 to March 1983, Conomikes served as Hearst’s General Manager of Television and from February 1970 to January 1981, served as Vice President and General Manager of WTAE in Pittsburgh, Pennsylvania. Conomikes joined Hearst in 1959 at WTAE where he served in various positions before assuming the Vice President and General Manager positions at the station. Conomikes, a former member of Hearst’s Board of Directors, is a Trustee of the Trust established under the Will of William Randolph Hearst and a Director of both the William Randolph Hearst Foundation and The Hearst Foundation.
     9. Defendant Ken J. Elkins (“Elkins”) has been a director of Hearst-Argyle since March 1999. Elkins is a former executive of the predecessor of Hearst-Argyle.
     10. Defendant George R. Hearst, Jr. (“G.R. Hearst”) has been a director of Hearst-Argyle since August 1997. G.R. Hearst has served as the Chairman of the Board of Directors of Hearst since March 1996. From April 1977 to March 1996, G.R. Hearst served as a Vice President of Hearst and headed its real estate activities. He is also a Trustee of the Trust established under the Will of William Randolph Hearst, a Director of the William Randolph Hearst Foundation and the President and a Director of The Hearst Foundation. G.R. Hearst is a cousin of William R. Hearst III.
     11. Defendant William R. Hearst III (“W.R. Hearst”) has been a director of Hearst-Argyle since August 1997. W.R. Hearst is a former member of Hearst’s Board of Directors, and a Trustee of the Trust established under the Will of William Randolph Hearst, President and Director of the William Randolph Hearst Foundation and Vice President and a Director of The Hearst Foundation. G.R. Hearst and W.R. Hearst are cousins.
     12. Defendant Bob Marbut (“Marbut”) has been a director of Hearst-Argyle since August 1997. Marbut was formerly Hearst-Argyle’s Co-CEO and Chairman from August 29, 1997 through December 31, 2002. Previously, Marbut served as the Co- Founder, Chairman and CEO of Argyle Television, Inc. from August 1994 until August 29, 1997.
     13. Defendant Gilbert C. Maurer (“Maurer”) has been a director of Hearst-Argyle since August 1997. Maurer previously served as Chief Operating Officer of Hearst from March 1990 until March 1998 and as Executive Vice President of Hearst from June 1985 until September 1998. Maurer is a member of Hearst’s Board of Directors, a Trustee of the Trust established under the Will of William Randolph Hearst and a Director of both the William Randolph Hearst Foundation and The Hearst Foundation. Maurer is currently a consultant to Hearst.
     14. Defendant David Pulver (“Pulver”) has been a director of Hearst-Argyle and its predecessor since December 1994.

     15. Defendant Caroline L. Williams (“Williams”) has been a director of Hearst-Argyle and its predecessor since December 1994.
     16. Defendants Bennack, Barrett, Conomikes, Elkins, G.R. Hearst, W.R. Hearst, Marbut, Maurer, Pulver and Williams are collectively referred to herein as the “Individual Defendants.”
     17. The Individual Defendants are in a fiduciary relationship with plaintiff and the other public shareholders of Hearst-Argyle and owe them the highest obligations of loyalty, good faith and fair dealing.
     18. Defendant Hearst is a diversified media corporation with major interests in magazine, newspaper and business publishing, cable networks, television and radio broadcasting, internet businesses, and real estate. Its major interests include ownership of 15 daily and 49 weekly newspapers, including the Houston Chronicle, San Francisco Chronicle and Albany Times Union; as well as interests in an additional 43 daily and 72 non-daily newspapers owned by MediaNews Group, which include the Denver Post and Salt Lake Tribune; nearly 200 magazines around the world, including Good Housekeeping, Cosmopolitan and O, The Oprah Magazine; 29 television stations through Hearst-Argyle which reach a combined 18% of U.S. viewers; ownership in leading cable networks, including Lifetime, A&E, History and ESPN; as well as business publishing, including a minority joint venture interest in Fitch Ratings; Internet businesses, television production, newspaper features distribution and real estate. Defendant Hearst, though its wholly owed subsidiary Hearst Holdings, Inc.,(“Hearst Holdings”) and Hearst Broadcasting, Inc., (“Hearst Broadcasting”), owns 100% of the issued and outstanding shares of Hearst-Argyle Series B Common Stock and approximately 82 of the issued and outstanding shares of Hearst-Argyle Series A Common Stock, representing approximately 82 percent of the general voting power of the Company. Because of Hearst’s ownership, Hearst-Argyle is considered a “controlled company” under New York Stock Exchange rules. Hearst’s corporate headquarters are located at 300 West 57th Street, New York, New York 10019.
     19. Defendant Hearst Holdings, is a Delaware corporation and wholly owed subsidiary of defendant Hearst.
     20. Defendant Hearst Broadcasting, is a Delaware corporation and wholly owed subsidiary of defendant Hearst.
     21. Defendants Hearst, Hearst Holdings, and Hearst Broadcasting are collectively referred to as the Hearst Defendants.
     22. Hearst Defendants, as controlling shareholders of Hearst-Argyle, are in a fiduciary relationship with plaintiff and the other public shareholders of Hearst-Argyle and owe them the highest obligations of loyalty, good faith and fair dealing.
CLASS ACTION ALLEGATIONS
     23. Plaintiff brings this action on his own behalf and as a class, pursuant to CPLR 901, et seq., on behalf of all holders of Hearst-Argyle Series A Common Stock who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.
     24. This action is properly maintainable as a class action because:
          (a) The Class is so numerous that joinder of all members is impracticable. As of February 17, 2009, 52,373,924 shares of Hearst-Argyle Series A

Common Stock were outstanding. The actual number of public shareholders can be ascertained through discovery;
          (b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member, including: whether Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Going-Private Plan; whether the Individual Defendants are engaging in self-dealing in connection with the Going-Private Plan; whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Going-Private Plan; and whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated;
          (c) Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class;
          (d) Plaintiffs claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class;
          (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class; and

          (f) Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
     25. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.
SUBSTANTIVE ALLEGATIONS
     26. Hearst traces its origins back to 1887, when William Randolf Hearst became proprietor of the San Francisco Examiner. Hearst acquired its first radio station in 1928 and its first television station in 1948. Hearst-Argyle was formed in August 1997, when Hearst combined its television broadcast group and related broadcast operations with those of Argyle Television, Inc.
     27. At the time of its formation in 1997, Hearst-Argyle had a combined total of 15 owned and managed television stations and two managed radio stations. Since then, the Company has grown dramatically through asset purchases, asset exchanges or merger transactions, and currently owns or manages 29 television stations reaching approximately 20.7 million, or approximately 18.1%, of television households in the United States. The Company’s 13 ABC-affiliated television stations, which reach 8.9% of U.S. television households, represent the largest ABC affiliate group. The Company’s 10 NBC-affiliated television stations, which reach 7.3% of U.S. television households, represent the second largest NBC affiliate group. The Company also owns two CBS-affiliated television stations, one CW station and manages one CW station and one independent station.

     28. The Company also has a strategic equity investment in Internet Broadcasting Systems, Inc. (“Internet Broadcasting”). Each of the Company’s stations has a website for which certain services and content are produced and managed by Internet Broadcasting. These websites, which typically provide news, weather, community information, user-generated content and entertainment content, are part of a nation-wide network of local websites that the Company and Internet Broadcasting have built with other television station groups. The Internet Broadcasting network provides local Internet coverage of 60 markets, reaching 63% of U.S. households.
     29. The Company also has a strategic equity investment in Ripe Digital Entertainment, Inc., which produces advertising-supported free digital video-on-demand program services for distribution via multiple platforms, including digital cable, broadband, and portable devices.
     30. Hearst announced an earlier offer to take Hearst-Argyle private in August 2007 at a price of $23.50 per share. That offer was abandoned after analysts and shareholders alike expressed the view that the $23.50 price undervalued Hearst-Argyle stock.
     31. On March 25, 2009, the Going-Private Plan was publicly disclosed by a press release from Hearst. The press release included a letter defendant Bennack sent to his fellow Hearst-Argyle board members, outlining the Going-Private Plan to buy-out Hearst-Argyle’s public shareholders for $4.00 cash per share.
March 25, 2009
Board of Directors
Hearst-Argyle Television, Inc.
300 West 57th Street
New York, New York 10019

Ladies and Gentlemen:
We are pleased to advise you that we intend to offer to acquire all of the outstanding shares of Series A Common Stock of Hearst-Argyle Television, Inc. that we do not currently own at a price per share of $4.00 in cash. This offer represents a premium of approximately 91% over the closing price of the shares on March 24, 2009, and a premium of approximately 125% over the average closing price of the shares for the 20 trading days immediately preceding March 24. We believe that our offer is fair to the public shareholders of Hearst-Argyle because, among other things, it provides immediate liquidity at an attractive premium to market.
As you know, we commenced a similar offer on September 14, 2007, which expired on October 12, 2007 and did not result in any shares being acquired by us because the conditions to our offer were not satisfied. Following the expiration of that offer, we decided that we would no longer seek to acquire all of the shares not already owned by us.
As you also know, on December 6, 2007, we announced our intention to engage in open-market and privately-negotiated purchases of up to 8 million shares of Series A Common Stock, which would increase our ownership to approximately 82% (on a fully-diluted basis) and allow us to consolidate Hearst-Argyle with our other operations for U.S. federal income tax purposes. As a result of these purchases and as disclosed in our Schedule 13D filing with the SEC on August 6, 2008, we now own approximately 82% of Hearst-Argyle (on a fully-diluted basis). All of our purchases during that period were conducted in the open market at prevailing market prices at the time of the transaction, and we have not purchased any additional shares since the date of that filing.
Recently, several factors have combined to cause us to reconsider our decision to forego the acquisition of the remaining publicly-held shares of Series A Common Stock. First, the substantial recent changes in the financial markets as well as in the media markets in which Hearst-Argyle operates have focused our attention on Hearst-Argyle’s capital structure, its relatively high level of indebtedness and its ability to refinance its debt on acceptable terms as it matures. We believe that if Hearst-Argyle were a wholly-owned subsidiary of Hearst it would more readily be able to navigate the troubled waters in which we find ourselves. Second, we have held discussions with the representative of a large unaffiliated shareholder of Hearst-Argyle, Private Capital Management, L.P. We believe that accounts advised by Private Capital hold over 7 million shares of Series A Common Stock. In our discussions, we were told that Private Capital is supportive of a transaction of the type we are proposing today. While

Private Capital doubtless will wish to take into account your views in deciding how to respond to our tender offer, we understand from our communications that Private Capital is in principle supportive of a transaction at the price we now propose.
We intend to structure our proposed transaction as a cash tender offer made directly to the holders of shares of Series A Common Stock. Under federal securities law, you will be required to consider the offer and communicate with the holders of Series A Common Stock concerning your views regarding the offer. We expect that you will form a special committee of independent directors, as you did in response to our September 2007 offer, to consider our offer and make a recommendation to your shareholders regarding our offer. Our directors and executive officers who sit on your board will support the creation of a special committee. As it did in connection with our September 2007 offer, we expect that your special committee will retain its own legal and financial advisors to help it consider its position with respect to our offer. We intend to commence the tender offer in mid April. This will give you sufficient time to form a special committee and for the committee to hire advisors and begin its analysis. We believe that by proceeding with a tender offer Hearst-Argyle’s public shareholders will be able to receive payment for their shares earlier than would be the case if we sought to negotiate a merger agreement.
While we believe our proposal merits the support of the special committee, our proposal is not conditioned upon the special committee recommending or approving our offer.
The tender offer will be irrevocably conditioned upon the tender of a majority of the shares not owned by us or certain persons related to us. If that condition is satisfied and we buy the tendered shares, after converting our shares of Series B Common Stock we will own more than 90% of the outstanding shares of Series A Common Stock and will be entitled to use the “short-form” merger procedure to acquire any remaining shares of Series A Common Stock that we do not own. We intend to use that procedure promptly after the completion of the tender offer to acquire any remaining shares at the same per share paid in the offer. There will be no financing contingency associated with the tender offer.
A copy of the press release announcing the tender offer is enclosed for your information. We expect to make this release public later today. Please call me if you have any questions.
Sincerely yours,

     Frank A. Bennack, Jr.
     32. The $4.00 per share price in the Going-Private Plan severely undervalues Hearst-Argyle, and is designed to cap the market price of Hearst-Argyle stock just as the Company hit its all time low amid a prolonged advertising slump that has hit newspapers, television and Internet companies, which has intensified since the economic downturn accelerated last fall.
     33. By carefully timing the announcement of the Going Private Plan during the Company’s all time low, defendants were able to claim that the $4 proposed price represented a premium of 91% over the closing price of the shares on March 24, 2009, and a premium of approximately 125% above the average closing price of the shares for the 20 trading days immediately preceding March 24. In fact, however, the $4 price represents a significant discount to the trading price of the Company’s common stock, which reached a 52-week high of $24.50 on September 22, 2008, and traded at $4.56 as recently as February 6, 2009.
     34. On March 25, 2009, the Wall Street Journal reported that Hearst-Argyle’s shares had plummeted “roughly 90% since September and hit an all-time low a month ago after Hearst-Argyle said it swung to a fourth-quarter loss and announced a dividend suspension. It was above $4 just six weeks ago.”
     35. In addition, the “independent directors” who Hearst foresees making up a special committee to issue a recommendation with respect to the Tender Offer are in no way independent of Hearst’s influence.
     36. Hearst’s ownership of the Company’s Series B Common Stock entitles it to elect all but two members of the Company’s Board of Directors. Defendants Bennack,

Barrett, Conomikes, Elkins, G.R. Hearst, W.R. Hearst, Marbut and Maurer are the Series B designees. The holders of Series A Common Stock elect the remaining two directors, with Hearst voting its controlling block of Series A stock in the same proportion as the public shares. Hearst, however, through its Series B designees and control of Hearst-Argyle, controls the nomination of the directors elected by Series A holders.
     37. Thus, Hearst has, for over a decade, controlled the nomination of Pulver and Williams to the Company’s Board of Directors, for which Pulver and Williams have earned large fees. For instance, Pulver received $263,619 and Williams received over $241,500 in director compensation for the year ended December 31, 2007. Pulver and Williams were also provided with health insurance from Hearst-Argyle as if they were employees of the Company.
AS AND FOR A FIRST CAUSE OF ACTION
(Against Defendants Bennack, Barrett, Conomikes, Elkins, G.R. Hearst, W.R. Hearst,
Marbut and Maurer, and the Hearst Defendants for Unfair Dealing and
Breach of Fiduciary Duty of Good Faith, Loyalty and Candor)
     38. Plaintiff repeats and realleges the foregoing allegations as if fully set forth herein.
     39. As controlling shareholders and affiliates and associates thereof, the Hearst Defendants and defendants Bennack, Barrett, Conomikes, Elkins, G.R. Hearst, W.R. Hearst, Marbut and Maurer owe a duty of undivided loyalty to Hearst-Argyle’s public shareholders.
     40. The initiation and timing of the Going-Private Plan are a breach of the Hearst Defendants’ and defendants Bennack, Barrett, Conomikes, Elkins, G.R. Hearst, W.R. Hearst, Marbut and Maurer duties of good faith and loyalty and constitute unfair dealing.

The Going-Private Plan is timed to take advantage of all-time historic lows in the market price for Hearst-Argyle stock.
     41. The Hearst Defendants and defendants Bennack, Barrett, Conomikes, Elkins, G.R. Hearst, W.R. Hearst, Marbut and Maurer have access to Hearst-Argyle’ cash flow projections and other non-public information enabling them to determine how Hearst can profit best by eliminating Hearst-Argyle’ public shareholders at this time. They also possess other material facts that are not known in the market. These defendants have already sought to exploit this informational asymmetry by claiming that the Hearst offer represents a premium over the market price of Hearst-Argyle stock, when that market price reflects a discount from fair value. Thus, Hearst seeks to benefit from presenting a suspect measure of valuation (i.e., the pre-offer market price) in an effort to justify the fairness of an inadequate offer.
     42. Any recommendation of a special committee of the Board with respect to the Going-Private Plan will not will not provide any effective protection for the Class. Hearst’s position as controlling shareholder and the level of control that Hearst exerts over Hearst-Argyle, both through the Hearst-affiliated directors and the fact that Hearst is able to hand-pick the remaining directors through its overwhelming economic interest in Hearst-Argyle, makes it impossible for any special committee to render an independent decision that protects the interests of the public shareholders. Pulver and Williams were handpicked to serve on the Hearst-Argyle board by Hearst and its associates and may be replaced easily by Hearst.
     43. The disclosure of the Going-Private Plan also reflects unfair dealing and a lack of candor. The Hearst Defendants and defendants Bennack, Barrett, Conomikes,

Elkins, G.R. Hearst, W.R. Hearst, Marbut and Maurer have already caused materially misleading and incomplete information to be disseminated to Hearst-Argyle’s public shareholders. Hearst’s statements concerning a premium over recent (depressed) trading prices, for example, are materially misleading without further disclosures germane to the shareholders’ assessment of that premium relative to market conditions. By misleadingly portraying the $4.00 price as a premium and driving a substantial portion of Hearst-Argyle stock into the hands of arbitrageurs who will tender into the Going-Private Plan, the Hearst defendants seek to ensure that most shareholders will sell into the Tender Offer. Having chosen to publicly announce their Going-Private Plan, these Defendants had an obligation to be complete and accurate in the disclosures they chose to make.
     44. Defendants’ scheme, and particularly their effort to cap Hearst-Argyle’s stock price, was designed to drive a substantial number of Hearst-Argyle shareholders to sell into the market after the announcement of the Going-Private Plan raised the market price of Hearst-Argyle stock. After the announcement of the Going-Private Plan, numerous shareholders sold their shares based on misleading and incomplete disclosure that suggested there was no point waiting for the inevitable freeze-out. Arbitrageurs who purchased shares after the announcement will be highly motivated to tender their shares at a modest profit, regardless of the lack of fairness of the Tender Offer price.
     45. The Going-Private Plan represents an opportunistic effort to free Hearst from future dealings with Hearst-Argyle’s public shareholders at a discount from the fair value of their shares. As discussed above, the $4.00 per share offer price does not represent fair value. The so-called premium Hearst extols is meaningless, as it is based on Hearst’s attempt to take advantage of the depressed market price for Hearst-Argyle stock which is trading at all- time lows, as well as a minority discount based on Hearst’s majority ownership of Hearst-Argyle.
     46. Any appraisal remedy available in the Merger will be ineffective and unreasonably expensive for shareholders such as plaintiff. Given the relatively small number of shares to be cashed out in the back-end merger and the fact that with the time value of money, waiting to be cashed out at the low $4.00 per share price will reduce the value of their shares even further, shareholders will reasonably conclude that the cost, delay in payment and other “baggage” of an appraisal proceeding makes it undesirable to attempt to obtain fair value for their shares in an appraisal.
     47. Plaintiff has no adequate remedy at law.
AS AND FOR A SECOND CAUSE OF ACTION
(Against Defendants Pulver and Williams for
Breach of Fiduciary Duty of Good Faith, Loyalty and Care)
     48. Plaintiff repeats and realleges the previous allegations as if fully set forth herein.
     49. Hearst-Argyle has no separate nominating committee for the selection of candidates for director. Instead, director nominations are controlled by Hearst and the directors of Hearst-Argyle who are affiliated with Hearst. Thus, the selection of Hearst-Argyle’s outside directors is controlled by a Hearst dominated board. Consequently, Hearst-Argyle’s outside directors are not truly independent as they are dependent on Hearst for their selection and election as Hearst-Argyle directors.
     50. Pulver and Williams, consistent with their fiduciary duties of care and good faith, cannot approve the transactions contemplated by the Going-Private Plan. Those directors cannot approve the Tender Offer, a transaction where the Hearst Defendants will contend there is no obligation to pay a fair price for the public shares tendered into that offer. Nor can Pulver and Williams approve a short-form Merger where the Hearst Defendants will claim there is no obligation of fair dealing and the Hearst-Argyle pubic shareholders’ only opportunity to obtain fair value will be an ineffective and expensive appraisal remedy. The “independent” directors cannot, consistent with their fiduciary duties, approve any business combination with Hearst, such as the Going-Private Plan, that is not entirely fair to the Hearst-Argyle public shareholders. Because, as alleged herein, the Tender Offer and Merger do not satisfy the entire fairness standard, the non-Hearst directors of Hearst-Argyle may not approve such transaction. Indeed, by pursuing transactions which arc not entirely fair to the Hearst-Argyle public shareholders, the Hearst Defendants have already violated their fiduciary duties to the public shareholders.
     51. Plaintiff has no adequate remedy at law.
     WHEREFORE, Plaintiff prays for judgment and relief as follows:
     A. Ordering that this action is properly maintainable as a class action and certifying Plaintiff as Class representative and Plaintiff’s counsel as class counsel;
     B. Preliminarily and permanently enjoining Defendants from proceeding with the Going Private Plan;
     C. Enjoining Defendants from consummating the Going Private Plan, or a business combination with a third party, unless and until the Company adopts and implements a procedure or process, such as an auction, to obtain the highest possible price for the Company;

     D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;
     E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     F. Granting such other and further relief as this Court may deem just and proper.
     Plaintiff hereby demands a trial by jury on all issues so triable.

DATED: March 25, 2009	FARUQI & FARUQI, LLP
	By:	/s/ Antonio Vozzolo
Antonio Vozzolo

Nadeem Faruqi Shane T. Rowley 369 Lexington Ave., 10th Floor New York, NY 10017 Tel: 212-983-9330 Fax:212-983-9331

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

X

:
PAUL SCHWARTZ, Individually and On Behalf of All others Similarly Situated,	: :	Index No.
:
Plaintiff,	:
:
v.	:
:
HEARST-ARGYLE TELEVISION, INC.;	:
FRANK A. BENNACK, JR.; DAVID J.	:
BARRETT; JOHN G. CONOMIKES; KEN J.	:
ELKINS; GEORGE R. HEARST, JR.; WILLIAM	:
R. HEARST III; BOB MARBUT; GILBERT C.	:
MAURER; DAVID PULVER; CAROLINE L.	:
WILLIAMS; HEARST CORPORATION;	:
HEARST HOLDINGS, INC., and HEARST	:
BROADCASTING, INC.,	:
:
Defendants.	:
X

CLASS ACTION COMPLAINT
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